Filed Pursuant to Rule 433
Registration No. 333-216229
September 12, 2019
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 12, 2019)

Issuer:	Alabama Power Company
Security:	Series 2019A 3.45% Senior Notes due October 1, 2049
Expected Ratings:*	A1(Stable)/A(Negative)/A+(Negative) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$600,000,000
Initial Public Offering Price:	99.665% of the principal amount
Maturity Date:	October 1, 2049
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Yield:	2.268%
Spread to Benchmark Treasury:	120 basis points
Yield to Maturity:	3.468%
Optional Redemption:
Make-Whole Call:	Prior to April 1, 2049 at T+20 basis points
Par Call:	On or after April 1, 2049 at 100%
Coupon:	3.45%
Interest Payment Dates:	April 1 and October 1 of each year, beginning April 1, 2020
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	010392FT0/US010392FT07
Trade Date:	September 12, 2019
Expected Settlement Date:	September 17, 2019 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
Regions Securities LLC
Synovus Securities, Inc.
Apto Partners, LLC
Cabrera Capital Markets, LLC
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, BofA Securities, Inc. toll free at 1-800-294-1322, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.